

Mail Stop 7010

January 16, 2007

Mr. William J. Federici
West Pharmaceutical Services, Inc.
101 Gordon Drive
P.O. Box 645
Lionville, PA 19341-0645

> **RE: West Pharmaceutical Services, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2005**
> **Filed March 6, 2006**
> **File # 1-8036**

Dear Mr. Federici:

　　We have reviewed your response letter dated December 22, 2006 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended December 31, 2005

Critical Accounting Policies and Estimates
Revenue Recognition, page 34

1. We note your response to our prior comment one. It remains unclear to us how the nature of your contracts, as described in your response, falls within the scope of Statement of Position (SOP) 81-1. Please tell us how you have considered paragraphs 13 and 14 of this guidance in determining whether your contracts fall within the scope of SOP 81-1. In addition, please provide us with a comprehensive discussion of (i) the enforceable rights of both the buyer and seller in a given arrangement, (ii) whether the buyer has the right to take over the work-in-progress at their option, (iii) how you measure progress to completion and (iv) how you have considered the fact that some of your contracts do not contain payment milestones in your revenue recognition policy.

2. As previously requested, please tell us under what circumstances you have agreements with separate units of accounting and how you determine the relative fair value of these units. We note your response as it relates to your engineering and tooling services arrangements, however, we are unclear how you have considered the guidance of EITF 00-21 as it relates to your other sources of revenue.

Note 2. Acquisitions, page 45

3. We have reviewed your response to our prior comment two. We note that your proposed additional disclosure for future filings makes reference to independent valuation specialists. Please either identify these experts that you refer to or delete your reference to them. If you identify and refer to an expert, you must file their consent as an exhibit. Refer to Section 436(b) of Regulation C.

Note 8. Segment Information, page 52

4. We have reviewed your response to our prior comment three. To help us better understand this matter, please provide us with copies of all of the internal reports reviewed by your Chief Operating Decision Maker (CODM) for your most recent 2006 fiscal quarter.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, or, in their absence, to the undersigned at (202) 551-3768.
.

Sincerely,

John Cash
Accounting Branch Chief